

NYSE:SRC

SPIRIT
REALTY CAPITAL

Supplemental Financial
& Operating Information

SECOND QUARTER ENDED
JUNE 30, 2016



CORPORATE OVERVIEW



About Spirit

Spirit Realty Capital, Inc. (NYSE:SRC) is a premier net lease real estate investment trust (REIT) that invests in and manages a portfolio primarily of single-tenant, operationally essential real estate assets throughout the United States. Single-tenant, operationally essential real estate generally refers to free-standing, commercial real estate facilities where our tenants conduct business activities that are essential to the generation of their sales and profits. Our properties are frequently acquired through strategic sale-leaseback transactions and predominantly leased on a long-term, triple-net basis to high-quality tenants.

Founded in 2003, we are an established net-lease REIT with a proven growth strategy and a seasoned management team focused on producing superior risk adjusted returns. As of June 30, 2016, our undepreciated gross real estate investment portfolio was approximately $8.27 billion, representing investments in 2,654 properties, including properties securing mortgage loans made by the Company. Our owned properties have an occupancy rate of 98.3% and are leased to approximately 443 tenants who represent 28 diverse industries across 49 states.

At June 30, 2016, Spirit's leases had a weighted average remaining term of 10.7 years. In addition, approximately 45% of Spirit's annual rental revenues were derived from master leases and approximately 89% of Spirit's single tenant leases provided for periodic rent increases.

Corporate Headquarters
2727 N. Harwood St.,
Suite 300
Dallas, Texas 75201
Phone: 480-606-0820
www.spiritrealty.com

Transfer Agent
American Stock Transfer
& Trust Company, LLC
Phone: 866-703-9065
www.amstock.com

Investor Relations
(480) 315-6634
InvestorRelations@spiritrealty.com

TABLE OF CONTENTS





PORTFOLIO AND FINANCIAL OVERVIEW

$ in thousands

Portfolio Data

Total Real Estate Investments	$8,268,178
Properties:	
Owned Properties	2,545
Securing Mortgage Loans	109
Total	**2,654**
Tenants	443
Industries	28
States	49
Weighted Average Remaining Lease Term (Years)	10.7
Occupancy	98.3%

Capitalization

Equity Market Capitalization	$6,125,489
Total Debt	$3,725,972
Total Market Capitalization	$9,851,461
Enterprise Value	$9,822,051

Net Income Attributable to Common Stockholders

Three Months Ended June 30, 2016	$49,510

Financial Ratios

Adjusted Debt / Enterprise Value	37.4%
Adjusted Debt / Annualized Adjusted EBITDA	6.0x
Fixed Charge Coverage Ratio	3.3x
Unencumbered Assets / Unsecured Debt	3.7x

Top 10 Tenants [1]

			Properties	Percent of Normalized Revenue
1	Specialty Retail Shops Holding Corp.	SHOPKO	124	8.2%
2	84 Properties, LLC	84 LUMBER	108	2.8%
3	Walgreen Company	Walgreens	52	2.7%
4	Cajun Global, LLC	Church's	194	2.1%
5	Alimentation Couche-Tard, Inc.	K	84	1.8%
	Top 5 Total		**562**	**17.6%**
6	Academy, LTD	Academy SPORTS & OUTDOORS	5	1.7%
7	CVS Caremark Corporation	CVS	37	1.5%
8	AB Acquisition, LLC	Albertsons	20	1.4%
9	Carmike Cinemas, Inc.	Carmike Cinemas	13	1.3%
10	CarMax, Inc.	CARMAX	8	1.3%
	Top 10 Total		**645**	**24.8%**
	Weighted Average Remaining Lease Term (Years)			**11.7**
	Weighted Average Unit Level Rent Coverage			**2.9x**

Corporate Liquidity

Cash and Cash Equivalents	$29,410
Availability Under Revolving Credit Facilities	799,721
Availability Under Term Loan	—
Total	**$829,131**

Unencumbered Assets	Properties	Real Estate Investment
Retail	1,167	$3,693,442
Industrial	17	319,634
Office	27	138,919
Total	**1,211**	**$4,151,995**

(1) Tenant concentrations are measured by the legal entities ultimately responsible for obligations under lease agreements. Other tenants may operate the same or similar business concepts or brands set forth above.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
$ in thousands

(Unaudited)	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2016	**2015**	**2016**	**2015**
Revenues				
Rentals	$160,506	$159,607	$322,325	$314,125
Interest Income on Loans Receivable	1,625	1,730	3,284	3,452
Earned Income From Direct Financing Leases	698	779	1,422	1,574
Tenant Reimbursement Income	3,200	3,492	7,024	8,123
Other Income and Interest from Real Estate Transactions	5,697	2,326	6,028	2,947
Total Revenues	**171,726**	**167,934**	**340,083**	**330,221**
Expenses				
General and Administrative (G&A)	13,850	11,972	25,499	24,572
Restructuring Charges	1,813	—	2,462	—
Property Costs	6,611	6,414	13,938	13,821
Real Estate Acquisition Costs	979	453	1,036	1,546
Interest	49,172	56,167	102,189	114,081
Depreciation and Amortization	64,263	64,671	128,927	130,967
Impairments	12,732	33,766	24,863	35,390
Total Expenses	**149,420**	**173,443**	**298,914**	**320,377**
Income (Loss) From Continuing Operations Before Other Income and Income Tax Expense	22,306	(5,509)	41,169	9,844
Gain on Debt Extinguishment	14,016	3,377	8,675	2,147
Income (Loss) From Continuing Operations Before Income Tax Expense	36,322	(2,132)	49,844	11,991
Income Tax Expense	(839)	(161)	(920)	(523)
Income (Loss) From Continuing Operations	**35,483**	**(2,293)**	**48,924**	**11,468**
Discontinued Operations				
Income from Discontinued Operations	—	494	—	721
Income (Loss) Before Gain on Disposition of Assets	35,483	(1,799)	48,924	12,189
Gain on Disposition of Assets	14,027	62,690	26,589	74,026
Net Income Attributable to Common Stockholders	**$49,510**	**$60,891**	**$75,513**	**$86,215**

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



FUNDS AND ADJUSTED FUNDS FROM OPERATIONS (FFO/AFFO)

$ in thousands, except per share amounts

NYSE:SRC

(Unaudited)	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,	
	2016	2015	2016	2015
Net Income Attributable to Common Stockholders (1)	$49,510	$60,891	$75,513	$86,215
Portfolio Depreciation and Amortization - Continuing Operations	64,166	64,577	128,737	130,779
Portfolio Impairments - Continuing Operations	12,732	33,775	25,183	35,296
Portfolio Impairments - Discontinued Operations	—	—		34
Realized Gain on Sales of Real Estate (2)	(14,027)	(63,278)	(26,589)	(74,616)
Funds From Operations	**$112,381**	**$95,965**	**$202,844**	**$177,708**
Gain on Debt Extinguishment	(14,016)	(3,377)	(8,675)	(2,147)
Restructuring Charges	1,813	—	2,462	—
Other Costs in G&A Associated with Headquarters Relocation	1,129	—	1,941	—
Real Estate Acquisition Costs	979	453	1,036	1,546
Non-Cash Interest Expense	3,010	2,590	5,966	5,166
Accrued Interest and Fees on Defaulted Loans	1,243	1,630	3,098	3,452
Swap Termination Costs (included in G&A)	1,724	—	1,724	—
Non-Cash Revenues	(5,367)	(5,742)	(11,954)	(10,551)
Non-Cash Compensation Expense	1,485	3,461	3,790	7,288
Adjusted Funds From Operations	**$104,381**	**$94,980**	**$202,232**	**$182,462**
Dividends Declared to Common Stockholders	$83,944	$75,057	$161,545	$146,185
Net Income Per Share of Common Stock				
Basic (4)	$0.10	$0.14	$0.16	$0.20
Diluted (3) (4)	$0.10	$0.14	$0.16	$0.20
FFO Per Share of Common Stock - Diluted				
Diluted (3) (4)	$0.24	$0.22	$0.44	$0.42
AFFO Per Share of Common Stock - Diluted				
Diluted (3) (4)	$0.22	$0.22	$0.44	$0.43
Weighted Average Shares of Common Stock Outstanding:				
Basic	473,161,125	436,619,138	457,263,526	423,889,238
Diluted (3)	473,164,386	436,923,755	457,267,015	424,343,232

(1) For the three and six months ended June 30, 2016, Net Income Attributable to Common Stockholders includes compensation for lost rent received from the Haggen Holdings, LLC settlement for 6 rejected stores as follows (in millions):

Contractual rent from date of rejection through either sale or June 30, 2016	$	1.3
Three months of prepaid rent for the 3 stores subsequently sold		0.5
Total included in AFFO	$	1.8

(2) Realized Gains on Sales of Real Estate include amounts related to discontinued operations.
(3) Assumes the issuance of potentially issuable shares unless the result would be anti-dilutive.
(4) For the three months ended June 30, 2016 and 2015, dividends paid to unvested restricted stockholders of $0.1 million and $0.2 million, respectively, and for the six months ended June 30, 2016 and 2015, dividends paid to unvested restricted stockholders of $0.2 million and $0.4 million, respectively, are deducted from Net Income, FFO and AFFO attributable to common stockholders in the computation of per share amounts.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



CONSOLIDATED BALANCE SHEETS
$ in thousands, except per share amounts

	June 30, 2016	December 31, 2015
ASSETS	(unaudited)	
Real Estate Investments:		
Land and Improvements	$2,716,408	$2,710,888
Buildings and Improvements	4,821,840	4,816,481
Total Real Estate Investments	**7,538,248**	**7,527,369**
Less: Accumulated Depreciation	(931,834)	(860,954)
	6,606,414	**6,666,415**
Loans Receivable, Net	86,165	104,003
Intangible Lease Assets, Net	491,489	526,718
Real Estate Assets Under Direct Financing Leases, Net	36,021	44,324
Real Estate Assets Held for Sale, Net	80,665	85,145
Net Investments	**7,300,754**	**7,426,605**
Cash and Cash Equivalents	29,410	21,790
Deferred Costs and Other Assets, Net	148,497	179,180
Goodwill	291,421	291,421
TOTAL ASSETS	**$7,770,082**	**$7,918,996**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Revolving Credit Facilities	$—	$—
Term Loan, Net	368,207	322,902
Mortgages and Notes Payable, Net	2,571,844	3,079,787
Convertible Notes, Net	696,290	690,098
Total Debt, Net	**3,636,341**	**4,092,787**
Intangible Lease Liabilities, Net	185,811	193,903
Accounts Payable, Accrued Expenses and Other Liabilities	138,457	142,475
Total Liabilities	**3,960,609**	**4,429,165**
Commitments and Contingencies		
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 750,000,000 Shares Authorized: 479,678,090 and 441,819,964 Shares Issued and Outstanding at June 30, 2016 and December 31, 2015, Respectively	4,797	4,418
Capital in Excess of Par Value	5,126,685	4,721,323
Accumulated Deficit	(1,321,973)	(1,234,882)
Accumulated Other Comprehensive Loss	(36)	(1,028)
Total Stockholders' Equity	**3,809,473**	**3,489,831**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$7,770,082**	**$7,918,996**







Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



CAPITALIZATION
$ in thousands (unless otherwise stated), except per share data

Debt	
Revolving Credit Facilities	$—
Term Loan	370,000
Convertible Notes	747,500
Master Trust Notes	1,682,542
CMBS Notes	925,930
Total Debt	**$3,725,972**

Equity	
Shares Outstanding	479,678,090
Share Price	$12.77
Equity Market Capitalization	**$6,125,489**

Total Market Capitalization	**$9,851,461**
Less: Cash and Cash Equivalents	($29,410)
Enterprise Value	**$9,822,051**



Enterprise Value
$9,822 Million

($ in millions)



Debt Type		
CMBS Notes	$926
Master Trust Notes	$1,683
Convertible Notes / Revolving Credit Facilities / Term Loan	$1,118
Equity	$6,125
Cash	($29)

Secured

Unsecured

Debt Type



Secured 70%

Unsecured 30%

Fixed/Floating Rate Debt



Fixed 90%

Floating 10%

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.

Q2 2016   SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION | As of June 30, 2016   8



DEBT SUMMARY
$ in thousands

| | Unsecured Debt[1] | | | | | | Secured Debt[1] | | | | Total | |
| | 2015 Credit Facility | | Term Loan | | Convertible Notes | | Master Trust Notes | | CMBS | | | |
Year of Maturity	Amount	Weighted Avg Stated Int Rate	Amount	Weighted Avg Stated Int Rate	Amount	Weighted Avg Stated Int Rate	Amount	Weighted Avg Stated Int Rate	Amount [2]	Weighted Avg Stated Int Rate [3]	Amount	Weighted Avg Stated Int Rate [3]
2016 Remainder	$—		$—		$—		$—		$42,892	9.26%	$42,892	9.26%
2017	—		—		—		—		501,726	5.78%	501,726	5.78%
2018	—		370,000	1.80%	—		125,000	3.89%	58,327	4.27%	553,327	2.53%
2019	—		—		402,500	2.88%	—		49,500	4.04%	452,000	3.00%
2020	—		—		—		462,856	4.72%	—		462,856	4.72%
2021	—		—		345,000	3.75%	228,004	5.76%	—		573,004	4.55%
2022	—		—		—		312,051	5.74%	42,400	4.67%	354,451	5.61%
2023	—		—		—		194,631	5.27%	223,338	5.47%	417,969	5.37%
2024	—		—		—		—		—		—	
2025	—		—		—		—		1,367	6.00%	1,367	6.00%
Thereafter	—		—		—		360,000	4.63%	6,380	5.80%	366,380	4.65%
Total Debt	**$—**		**$370,000**		**$747,500**		**$1,682,542**		**$925,930**		**$3,725,972**	
(Discounts) Premiums, Net	—		—		(38,149)		(20,864)		7,230		(51,783)	
Deferred Financing Costs, Net [4]	—		(1,793)		(13,061)		(17,894)		(5,100)		(37,848)	
Total Debt, Net	**$—**		**$368,207**		**$696,290**		**$1,643,784**		**$928,060**		**$3,636,341**	
Weighted Avg Stated Int Rate		—		1.80%		3.28%		5.03%		5.63%		4.51%
Weighted Avg Maturity in Years	2.7		2.3		3.8		6.7		3.0		4.8	
Number of Owned and Financed Properties Securing Debt	—		—		—		1,207		236		1,443	

(1) Amounts aggregated by outstanding principal balance of debt by year of maturity. A significant portion of our secured debt is partially amortizing and requires a balloon payment at maturity.

(2) 2016 includes $36.5 million (including $7.9 million of capitalized interest) for the acceleration of principal payable under a fixed rate CMBS loan that is in default due to the underperformance of the 4 properties that secure it.

(3) Interest rates include the default interest rate with a weighted average stated interest rate of 9.85% for the fixed-rate CMBS loan mentioned in footnote 2. If the default loan was excluded, the weighted average stated interest rate would be 5.45% for total CMBS maturities, and the total weighted average stated interest rate would be 4.45%.

(4) Excludes deferred financing costs incurred in connection with Revolving Credit Facilities, which are reported in Deferred Costs and Other Assets, net in the consolidated balance sheet.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



DEBT MATURITIES BY QUARTER
$ in thousands

Year of Maturity [1]	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total	Weighted Avg Stated Int Rate [3]
2016 Remainder [2]	$—	$—	$36,467	$6,425	$42,892	9.26%
2017	20,580	202,921	201,582	76,643	501,726	5.78%
2018	24,800	—	9,843	518,684	553,327	2.53%
2019	10,000	402,500	39,500	—	452,000	3.00%
2020	150,000	59,556	253,300	—	462,856	4.72%
Thereafter	900,055	345,000	244,117	223,999	1,713,171	4.99%
Total Debt	**$1,105,435**	**$1,009,977**	**$784,809**	**$825,751**	**$3,725,972**	**4.51%**





(1) Amounts aggregated by outstanding principal balance of debt by year of maturity. A significant portion of our secured debt is partially amortizing and requires a balloon payment at maturity.

(2) The third quarter of 2016 includes $36.5 million (including $7.9 million of capitalized interest) for the acceleration of principal payable under a fixed rate CMBS loan that is in default due to the underperformance of the 4 properties that secure it.

(3) Interest rates include the default interest rate for the fixed rate CMBS loan mentioned in footnote 2. If the default loan was excluded, the total weighted average stated interest rate would be 4.45%.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



ACQUISITION ACTIVITY
$ in thousands

Q2 2016

	% of Gross Invest	Number of Transactions	Number of Properties	Gross Investment	Annualized Rents	Total Square Feet	Initial Cash Yield	Economic Yield	Wtd. Avg. Lease Term (Years)
New Tenants	72.6%	11	73	$119,765	$9,490	572,915	7.92%	9.35%	18.6
Existing Tenants	27.4%	3	37	45,235	3,070	104,935	6.79%	7.06%	6.9
Total/Weighted Average	**100.0%**	**14**	**110**	**$165,000**	**$12,560**	**677,850**	**7.61%**	**8.72%**	**15.9**
By Asset Type:									
Retail	86.2%	9	105	$142,256	$10,844	511,834	7.62%	8.74%	16.2
Industrial	3.3%	1	1	5,394	456	136,309	8.45%	10.26%	20.0
Office	10.5%	4	4	17,350	1,260	29,707	7.26%	8.15%	11.3
Total/Weighted Average	**100.0%**	**14**	**110**	**$165,000**	**$12,560**	**677,850**	**7.61%**	**8.72%**	**15.9**

YTD 2016

	% of Gross Invest	Number of Transactions	Number of Properties	Gross Investment	Annualized Rents	Total Square Feet	Initial Cash Yield	Economic Yield	Wtd. Avg. Lease Term (Years)
New Tenants	59.2%	14	80	$142,459	$11,225	694,112	7.88%	9.30%	18.7
Existing Tenants	40.8%	9	45	98,123	7,448	335,242	7.59%	8.16%	11.2
Total/Weighted Average	**100.0%**	**23**	**125**	**$240,582**	**$18,673**	**1,029,354**	**7.76%**	**8.83%**	**15.8**
By Asset Type:									
Retail	82.1%	16	117	$197,545	$15,420	825,315	7.81%	8.83%	15.7
Industrial	2.2%	1	1	5,394	456	136,309	8.45%	10.26%	20.0
Office	15.7%	6	7	37,643	2,797	67,730	7.43%	8.62%	15.4
Total/Weighted Average	**100.0%**	**23**	**125**	**$240,582**	**$18,673**	**1,029,354**	**7.76%**	**8.83%**	**15.8**

Of Our Q2 2016 Gross Investment of $165.0 Million:		Of Our YTD 2016 Gross Investment of $240.6 Million:	
65.9%	**Sale-Leaseback Transactions**	66.2%	**Sale-Leaseback Transactions**
60.6%	**Master Leases**	59.8%	**Master Leases**

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



DISPOSITION ACTIVITY

$ in thousands

Q2 2016

	% of R/E Investment	Number of Properties	Real Estate Investment	Gross Sales Price	Capitalization Rate	Wtd. Avg. Remaining Lease Term (Years)
Occupied	75.9%	24	$86,571	$91,139	6.93%	11.8
Vacant	13.1%	4	14,876	11,760	—	—
Properties transferred to lender [1]	11.0%	4	12,552	35,267	4.00%	6.6
Total/Weighted Average	**100.0%**	**32**	**$113,999**	**$138,166**	**6.38%**	**10.8**
By Asset Type:						
Retail	94.5%	31	$107,749	$132,310	6.35%	11.3
Industrial	5.5%	1	6,250	5,856	6.87%	2.5
Total/Weighted Average	**100.0%**	**32**	**$113,999**	**$138,166**	**6.38%**	**10.8**

YTD 2016

	% of R/E Investment	Number of Properties	Real Estate Investment	Gross Sales Price	Capitalization Rate	Wtd. Avg. Remaining Lease Term (Years)
Occupied	66.3%	47	$150,715	$163,565	6.68%	12.0
Vacant	16.1%	12	36,632	30,733	—	—
Properties transferred to lender [1]	17.6%	6	40,123	50,143	4.00%	6.6
Total/Weighted Average	**100.0%**	**65**	**$227,470**	**$244,441**	**6.37%**	**11.4**
By Asset Type:						
Retail	97.3%	64	$221,220	$238,585	6.36%	11.7
Industrial	2.7%	1	6,250	5,856	6.87%	2.5
Total/Weighted Average	**100.0%**	**65**	**$227,470**	**$244,441**	**6.37%**	**11.4**

(1) The three and six months ended June 30, 2016 includes the transfer of four and six vacant real estate properties, respectively, securing certain fixed-rate CMBS loans that were in default in return for full and partial settlement of debt. Gross sales price represents the principal and interest amount that was extinguished.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.

TENANT DIVERSIFICATION – TOP 20

	Tenant [1]	Number of Properties	Total Square Feet (in thousands)	Percent of Normalized Revenue
1	Specialty Retail Shops Holding Corp. (Shopko)	124	8,357	8.2%
2	84 Properties, LLC	108	3,349	2.8%
3	Walgreen Company	52	766	2.7%
4	Cajun Global, LLC (Church's Chicken)	194	273	2.1%
5	Alimentation Couche-Tard, Inc. (Circle K)	84	253	1.8%
6	Academy, LTD (Academy Sports + Outdoors)	5	2,705	1.7%
7	CVS Caremark Corporation	37	416	1.5%
8	AB Acquisition, LLC (Albertsons)	20	879	1.4%
9	Carmike Cinemas, Inc.	13	615	1.3%
10	CarMax, Inc.	8	356	1.3%
11	Regal Entertainment Group	14	601	1.2%
12	Ferguson Enterprises, Inc.	8	1,100	1.1%
13	Dollar General Corporation	71	731	1.0%
14	SB Gas and Wash Management, Inc.	34	88	1.0%
15	Car Wash Partners, Inc. (Mister Car Wash)	23	142	1.0%
16	The Home Depot, Inc.	4	475	1.0%
17	Tractor Supply Company	27	695	1.0%
18	Universal Pool Co., Inc.	14	543	1.0%
19	Rite Aid Corp	25	296	0.9%
20	PetSmart, Inc.	4	1,016	0.9%
Other		1,633	28,097	65.1%
Vacant		43	2,524	—
Total		**2,545**	**54,277**	**100.0%**

                  

(1) Tenant concentrations are measured by the legal entities ultimately responsible for obligations under lease agreements. Other tenants may operate the same or similar business concepts or brands set forth above.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



INDUSTRY DIVERSIFICATION

Industry	Number of Properties	Total Square Feet (in thousands)	Percent of Normalized Rental Revenue
General Merchandise	166	10,154	10.8%
Restaurants - Casual Dining	345	2,130	8.8%
Restaurants - Quick Service	571	1,288	7.4%
Convenience Stores	313	970	7.3%
Movie Theatres	52	2,554	6.7%
Grocery	69	3,252	6.1%
Building Materials	173	5,649	5.6%
Drug Stores / Pharmacies	115	1,614	5.4%
Medical / Other Office	118	1,163	4.4%
Sporting Goods	22	3,778	3.6%
Health and Fitness	38	1,557	3.6%
Automotive Parts and Service	152	998	3.1%
Home Furnishings	32	1,921	2.9%
Entertainment	22	1,129	2.8%
Education	51	886	2.7%
Apparel	13	2,182	2.5%
Automotive Dealers	26	770	2.4%
Home Improvement	13	1,512	2.1%
Specialty Retail	22	671	1.5%
Distribution	12	935	1.5%
Consumer Electronics	13	951	1.4%
Car Washes	31	176	1.4%
Manufacturing	17	2,301	1.3%
Dollar Stores	83	857	1.3%
Pet Supplies and Service	4	1,016	1.0%
Wholesale Clubs	4	393	*
Financial Services	4	366	*
Office Supplies	18	420	*
Miscellaneous	3	160	*
Vacant	43	2,524	—
Total	**2,545**	**54,277**	**100.0%**



Industry Concentration
Percent of Normalized Rental Revenue

Restaurants - Casual Dining 8.8%
Restaurants - Quick Service 7.4%
Convenience Stores 7.3%
General Merchandise 10.8%
Movie Theatres 6.7%
Grocery 6.1%
Building Materials 5.6%
Other 27.2%
Drug Stores / Pharmacies 5.4%
Medical / Other Office 4.4%
Automotive Parts and Service 3.1%
Sporting Goods 3.6%
Health and Fitness 3.6%

*Less than 1%

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



PORTFOLIO DIVERSIFICATION
Over $8 billion in real estate investments solely focused on U.S. Markets

State	% of Normalized Rental Revenue	State	% of Normalized Rental Revenue
Texas	11.5%	Oklahoma	1.3%
California	6.2%	Oregon	1.2%
Illinois	6.1%	Massachusetts	1.1%
Georgia	5.7%	Iowa	1.0%
Florida	5.0%	Arkansas	1.0%
Ohio	4.8%	Mississippi	0.9%
Wisconsin	4.2%	Utah	0.9%
Michigan	3.3%	Idaho	0.8%
Tennessee	3.2%	Louisiana	0.8%
Indiana	3.0%	New Hampshire	0.8%
Missouri	2.9%	Nebraska	0.8%
Minnesota	2.9%	New Jersey	0.7%
North Carolina	2.7%	Maryland	0.7%
South Carolina	2.6%	Montana	0.7%
Alabama	2.3%	West Virginia	0.6%
Virginia	2.3%	South Dakota	0.6%
Arizona	2.1%	North Dakota	0.5%
Pennsylvania	2.0%	Connecticut	0.4%
New York	1.8%	Maine	0.4%
Kansas	1.8%	Wyoming	0.3%
Colorado	1.7%	Rhode Island	0.2%
Kentucky	1.6%	Delaware	0.1%
New Mexico	1.6%	Vermont	0.1%
Nevada	1.4%	Alaska	0.1%
Washington	1.3%	Hawaii	--



% of Normalized Rental Revenue



0%–1%   1%–2%   2%–3%   3%–4%   4%–5%   > 5%

Asset Diversification



Retail 87%
Industrial 7%
Office 6%

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



SAME STORE PERFORMANCE
$ in thousands

Same Store Results

Number of Properties	2,144
Total Square Feet (in thousands)	43,101

Contractual Cash Rent *(excludes percentage rents)*

Q2 2016	$128,568
Q2 2015	$127,894
Increase (in dollars)	$674
Increase (percent)	0.5%

Same Store Pool Defined

For purposes of determining the same store rent property pool from which we measure same store rent changes, we include all properties owned throughout the measurement period in both the current and prior year, excluding multi-tenant properties and any properties that were vacant or relet at any point during the measurement period.



Industry	Quarter Ended June 30,		Net Change	% Change by Industry Type	% of Total Industry Contribution
	2016	**2015**			
Automotive Dealers	$3,452	$3,105	$347	11.2 %	2.7%
Automotive Parts and Service	4,803	4,657	146	3.1 %	3.7%
Restaurants - Quick Service	10,197	10,059	138	1.4 %	7.9%
Convenience Stores/ Car Washes	9,230	9,125	105	1.2 %	7.2%
Apparel	2,932	2,828	104	3.7 %	2.3%
Sporting Goods	5,029	4,950	79	1.6 %	3.9%
Education	3,474	3,405	69	2.0 %	2.7%
Health and Fitness	3,462	3,408	54	1.6 %	2.7%
Movie Theatres	8,227	8,566	(339)	(4.0)%	6.4%
Remaining Industries	77,762	77,791	(29)	0.0 %	60.5%
Total	**$128,568**	**$127,894**	**$674**	**0.5 %**	**100.0%**

Asset Type	Quarter Ended June 30,		Net Change	% Change by Asset Type	% of Total Asset Type Contribution
	2016	**2015**			
Retail	$109,340	$108,961	$379	0.3%	85.0%
Industrial	11,508	11,291	217	1.9%	9.0%
Office	7,720	7,642	78	1.0%	6.0%
Total	**$128,568**	**$127,894**	**$674**	**0.5%**	**100.0%**

Note: Same store performance represents the period-to-period change in contractual cash rent net of reserves for properties included within the defined pool.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



OCCUPANCY

By Property	
Occupied	2,502
Vacant	43
Total Owned Properties	**2,545**
Occupancy Rate	98.3%

Change in Vacant Properties	
Vacant Properties at 12/31/2015	36
Additions	23
Dispositions/Relets	(16)
Vacant Properties at 6/30/2016	**43**

Historical Occupancy Rates



Unit Level Coverage*



*Unit Level Rent Coverage is derived from the most recent data of tenants who provide unit level financial reporting representing approximately 56% of our rental revenues as of 6/30/2016. Spirit does not independently verify financial information provided by its tenants.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



LEASE STRUCTURE AND EXPIRATIONS
$ in thousands

Year	Number of Properties	Total Square Feet (in thousands)	Normalized Rental Revenue Annualized [1]
2016 Remainder	23	1,470	$12,460
2017	64	2,085	19,474
2018	71	1,893	22,702
2019	109	1,966	21,745
2020	80	1,774	23,018
2021	188	3,945	44,443
2022	98	2,061	26,188
2023	82	3,264	31,306
2024	67	1,318	22,488
2025	80	2,168	37,891
Thereafter	1,640	29,809	380,889
Vacant	43	2,524	—
Totals	**2,545**	**54,277**	**$642,604**

Based on Normalized Rental Revenue,

89% of our leases provide for periodic escalations; and

45% of our leases are under Master Lease structures.

Lease Expirations as a Percent of Normalized Rental Revenue



Lease Escalations as a Percent of Normalized Rental Revenue (Excludes Multi-Tenant Properties)



(1) Normalized Rental Revenue multiplied by twelve.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



NET ASSET VALUE (NAV) COMPONENTS
$ in thousands



Owned Real Estate Portfolio	Number of Properties	Real Estate Investment	Net Book Value [2]	Annualized Cash Rents	Wtd. Avg. Lease Term (Years)
Retail [1]	2,297	$6,929,589	$—	$527,832	11
Office	122	458,488	—	37,299	9.8
Industrial	61	563,061	—	46,038	8.4
Leased Real Estate Properties Held For Sale, Net	21	—	56,227	5,192	N/M
Vacant Properties [3]	40	—	107,048	—	N/A
Properties under Defaulted Loans [4]	4	—	17,064	193	N/A
Total Owned Real Estate Portfolio	**2,545**	**$7,951,138**	**$180,339**	**$616,554**	**10.7**

Tangible Assets	Net Book Value
Cash and Cash Equivalents	$29,410
Restricted Cash	38,567
Accounts Receivable, Prepaid Assets, and Other Tangible Assets, Net	21,460
Total Other Assets	**$89,437**

Loans Receivable	Number of Properties	Principal Balance Outstanding	Wtd. Avg. Stated Int. Rate	Wtd. Avg. Maturity (Years)
Total Loans Receivable	**109**	**$77,592**	**9.67%**	**4.7**

Debt	Principal Balance Outstanding	Wtd. Avg. Stated Int. Rate	Wtd. Avg. Maturity (Years)
Revolving Credit Facilities	$—	—	2.7
Term Loan	370,000	1.80%	2.3
Convertible Notes	747,500	3.28%	3.8
Master Trust Notes	1,682,542	5.03%	6.7
CMBS Notes [5]	925,930	5.63%	3.0
Total Debt	**$3,725,972**	**4.51%**	**4.8**

Other Liabilities	Net Book Value
Accounts Payable, Accrued Expenses, and Other Tangible Liabilities	$138,457
Total Other Liabilities	**$138,457**

Shares Outstanding	
Common Stock	**479,678,090**

[1] Includes 7 direct financing lease properties with a Real Estate Investment value of $36.0 million. Annualized Cash Rents include the tenants' current cash obligations of $2.7 million for the lease of these properties.
[2] Represents Real Estate Investment value net of accumulated depreciation as of June 30, 2016.
[3] Includes 9 properties that are held for sale with a net book value of $10.4 million.
[4] Includes 3 vacant properties (2 held for sale with a net book value of $9.9 million) and 1 active property that is held for sale with a net book value of $2.9 million. These 4 properties were acquired between 2005 and 2007.
[5] Includes $36.5 million (including $7.9 million of capitalized interest) for the acceleration of principal payable under s fixed rate CMBS loan that is in default due to the underperformance of the 4 properties that secure it with a net book value of $17.1 million.

Please see Appendix at the back of this supplement for Reporting Definitions and Explanations, Non-GAAP Reconciliations and a disclosure regarding Forward-Looking Statements.



ANALYST COVERAGE

Bank of America Merrill Lynch	Juan Sanabria	juan.sanabria@baml.com	646.855.1589
	Camille Tan	camille.tan@baml.com	646.856.2095
Capital One	Chris Lucas	christopher.lucas@capitalone.com	571.633.8151
	Vineet Khanna	vineet.khanna@capitalone.com	571.835.7013
Deutsche Bank	Vincent Chao	vincent.chao@db.com	212.250.6799
	Greg Schweitzer	greg.schweitzer@bd.com	212.250.9194
Green Street Advisors	Cedrik Lachance	clachance@greenstreetadvisors.com	949.640.8780
	Tyler Grant	tgrant@greenstreetadvisors.com	949.640.8780
Ladenburg Thalman & Co.	Dan Donlan	ddonlan@Ladenburg.com	212.409.2056
	John Massocca	jmassocca@Ladenburg.com	212.409.2543
Morgan Stanley	Vikram Malhotra	vikram.malhotra@morganstanley.com	212.761.7064
	Landon Park	landon.park@morganstanley.com	212.761.6368
Oppenheimer & Co.	Steve Manaker	stephen.manaker@opco.com	212.667.5950
	Amit Nihalani	Amit.Nihalani@opco.com	212.667.8204
Raymond James	Collin Mings	collin.mings@raymondjames.com	727.567.2585
	Paul Puryear	paul.puryear@raymondjames.com	727.567.2253
	Daniel Mannix	daniel.mannix@raymondjames.com	727.567.2619
RBC Capital Markets	Rich Moore	rich.moore@rbccm.com	440.715.2646
	Wes Gollady	wes.gollady@rbccm.com	440.715.2650
	James Bambrick	james.bambrick@rbccm.com	440.715.2654
RW Baird	RJ Milligan	rjmilligan@rwbaird.com	813.273.8252
Sandler O'Neill & Partners, LP	Alex Goldfarb	agoldfarb@sandleroneill.com	212.466.7937
	Daniel Santos	dsantos@sandleroneill.com	212.466.7927
Suntrust Robinson Humphrey	Ki Bin Kim	kibin.kim@suntrust.com	212.303.4124
	Anthony Hau	anthony.hau@suntrust.com	212.303.4176
	Ian Gaule	ian.gaule@suntrust.com	212.590.0948
UBS	Jeremy Metz	jeremy.metz@ubs.com	212.713.2429
	Frank Lee	frank-a.lee@ubs.com	212.352.5679
Wunderlich Securities, Inc.	Craig Kucera	ckucera@wunderlich.com	540.277.3366

The aforementioned security analysts currently provide opinions, estimates and forecasts, which are their own and are not promoted or endorsed by Spirit or its management team. Therefore, their opinions, estimates or forecasts are their own and should not be interpreted as Spirit's opinions, estimates or forecasts. Any reference or distribution by Spirit expressly disclaims any endorsement of or concurrent with any information, estimates, forecasts, opinions, conclusions or recommendations provided by analysts.

Appendix

**Funds from Operations (FFO) and
Adjusted Funds from Operations (AFFO)**

We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) attributable to common stockholders (computed in accordance with GAAP), excluding real estate-related depreciation and amortization, impairment charges and net (gains) losses from property dispositions. FFO is a supplemental non-GAAP financial measure. We use FFO as a supplemental performance measure because we believe that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate-related depreciation and amortization, gains and losses from property dispositions and impairment charges, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO will be used by investors as a basis to compare our operating performance with that of other equity REITs. However, because FFO excludes depreciation and amortization and does not capture the changes in the value of our properties that result from use or market conditions, all of which have real economic effects and could materially impact our

results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO as we do, and, accordingly, our FFO may not be comparable to such other equity REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income (loss) attributable to common stockholders as a measure of our performance.

AFFO is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. We adjust FFO to eliminate the impact of certain items that we believe are not indicative of our core operating performance, including restructuring costs, other G&A costs associated with relocation of the Company's headquarters, default interest and fees on non-recourse mortgage indebtedness, debt extinguishment gains (losses), costs associated with swap terminations, transaction costs incurred in connection with the acquisition of real estate investments subject to existing leases and certain non-cash items. These certain non-cash items include non-cash revenues (comprised of straight-line rents, amortization of above and below market rent on our leases, amortization of lease incentives, amortization of net premium (discount) on loans receivable and amortization of capitalized lease transaction costs), non-cash interest expense (comprised of amortization of deferred financing costs and amortization of net debt discount/premium) and non-cash compensation expense (stock-based compensation expense). In addition, other equity

REITs may not calculate AFFO as we do, and, accordingly, our AFFO may not be comparable to such other equity REITs' AFFO. AFFO does not represent cash generated from operating activities determined in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income (determined in accordance with GAAP) as a performance measure.

REPORTING DEFINITIONS AND EXPLANATIONS

Adjusted EBITDA represents EBITDA, or earnings before interest, taxes, depreciation and amortization, modified to include other adjustments to GAAP net income (loss) attributable to common stockholders for real estate acquisition costs, impairment losses, gains/losses from the sale of real estate and debt transactions and other items that we do not consider to be indicative of our on-going operating performance. We focus our business plans to enable us to sustain increasing shareholder value. Accordingly, we believe that excluding these items, which are not key drivers of our investment decisions and may cause short-term fluctuations in net income, provides a useful supplemental measure to investors and analysts in assessing the net earnings contribution of our real estate portfolio. Because these measures do not represent net income (loss) that is computed in accordance with GAAP, they should not be considered alternatives to net income (loss) or as an indicator of financial performance. A reconciliation of net income (loss) attributable to common stockholders (computed in accordance with GAAP) to EBITDA and Adjusted EBITDA is included in the Appendix found at the end of this presentation.

Annualized Adjusted EBITDA is calculated by multiplying Adjusted EBITDA of a quarter by four. Our computation of Adjusted EBITDA and Annualized Adjusted EBITDA may differ from the methodology used by other equity REITs to calculate these measures, and, therefore, may not

be comparable to such other REITs. A reconciliation of Annualized Adjusted EBITDA is included in the Appendix found at the end of this presentation.

Adjusted Debt represents interest bearing debt (reported in accordance with GAAP) adjusted to exclude unamortized debt discount/premium and deferred financing costs, as further reduced by cash and cash equivalents as well as cash reserves on deposit with lenders as additional security. By excluding unamortized debt discount/premium and deferred financing costs, cash and cash equivalents, and cash reserves on deposit with lenders as additional security, the result provides an estimate of the contractual amount of borrowed capital to be repaid, net of cash available to repay it. We believe this calculation constitutes a beneficial supplemental non-GAAP financial disclosure to investors in understanding our financial condition. A reconciliation of interest bearing debt (reported in accordance with GAAP) to Adjusted Debt is included in the Appendix found at the end of this presentation.

Adjusted Debt to Annualized Adjusted EBITDA is a supplemental non-GAAP financial measure we use to evaluate the level of borrowed capital being used to increase the potential return of our real estate investments, and a proxy for a measure we believe is used by many lenders and ratings agencies to evaluate our ability to repay and service our debt obligations over time. We believe this ratio is a beneficial disclosure to investors as a

supplemental means of evaluating our ability to meet obligations senior to those of our equity holders. Our computation of this ratio may differ from the methodology used by other equity REITs, and, therefore, may not be comparable to such other REITs.

Annualized Cash Rents represents the annualized monthly contractual cash rent of a lease at a specified period.

Capitalization Rate represents the Annualized Cash Rents on the date of a property disposition divided by the gross sales price. For Multi-Tenant properties, non-reimbursable property costs are deducted from the Annualized Cash Rents prior to computing the disposition Capitalization Rate.

CMBS are those notes secured by commercial real estate and rents therefrom under which certain indirect wholly-owned special purpose entity subsidiaries of the Company are the borrowers. These liabilities are discussed in greater detail in our financial statements and the notes thereto included in our periodic reports filed with the SEC.

Convertible Notes are those $402.5 million convertible notes of the Company due in 2019 and the $345.0 million convertible notes of the Company due in 2021, together. These liabilities are discussed in greater detail in our financial statements and the notes thereto included in our periodic reports filed with the SEC.

REPORTING DEFINITIONS AND EXPLANATIONS

Economic Yield is calculated by dividing the contractual cash rent, including fixed rent escalations and/or cash increases determined by CPI (assumes a prevailing 1.5% annual increase) by the initial lease term, expressed as a percentage of the Gross Investment.

Enterprise Value represents Total Market Capitalization less cash and cash equivalents as of the date indicated.

Equity Market Capitalization is calculated by multiplying the number of shares outstanding by the closing share price of the Company's common stock as of the date indicated.

Fixed Charge Coverage Ratio (FCCR) is the ratio of Annualized Adjusted EBITDA to Annualized Fixed Charges, a ratio derived from non-GAAP measures that we use to evaluate our liquidity and ability to obtain financing. Fixed charges consist of interest expense, reported in accordance with GAAP, less non-cash interest expense. Annualized Fixed Charges is calculated by multiplying fixed charges for the quarter by four.

GAAP - Generally Accepted Accounting Principles in the United States.

Gross Investment represents the gross acquisition cost including the contracted purchase price and related capitalized transaction costs.

Initial Cash Yield from properties is calculated by dividing the first twelve months of contractual cash rent (excluding any future rent escalations provided subsequently in the lease and contingent rent) by the Gross Investment in the related properties. Initial cash yield is a measure (expressed as a percentage) of the contractual cash rent expected to be earned on an acquired property in the first year. Because it excludes any future rent increases or additional rent that may be contractually provided for in the lease, as well as any other income or fees that may be earned from lease modifications or asset dispositions, Initial Cash Yield does not represent the annualized investment rate of return of our acquired properties. Additionally, actual contractual cash rent earned from the properties acquired may differ from the Initial Cash Yield based on other factors, including difficulties collecting anticipated rental revenues and unanticipated expenses at these properties that we cannot pass on to tenants, as well as the risk factors set forth in our most recent Annual Report on Form 10-K.

Lease Expiration is the end of the initial term under a lease and does not account for extension periods under the lease.

Master Trust Notes are those net-lease mortgage notes issued under the Spirit Master Funding Program and the securitization trusts established thereunder. Indirect special purpose entity subsidiaries of the Company are the borrowers. These liabilities are discussed in greater detail in our financial statements and the notes thereto included in our periodic reports filed with the SEC.

Net Asset Value (NAV)
We believe disclosing information frequently used in the calculation of NAV is useful to investors and because it enables and facilitates calculation of a metric frequently used by our management as one method to estimate the fair value of our business. The assessment of the fair value of our business is subjective in that it involves estimates and assumptions and can be calculated using various methods. Therefore, we have presented certain information regarding our financial and operating results, as well as our assets and liabilities that we believe are important in calculating our NAV, but have not presented any specific methodology nor provided any guidance on the assumptions or estimates that should be used in the calculation of NAV. The components of NAV do not consider the potential changes in the value of assets, the collectability of rents or other receivable obligations, or the value associated with our operating platform.

Net Book Value represents the Real Estate Investment value net of accumulated depreciation.

REPORTING DEFINITIONS AND EXPLANATIONS

Normalized Revenue represents current period quarterly GAAP total revenues as reported in the Consolidated Statement of Operations, adjusted to exclude total revenues contributed from properties sold during that period. We use Normalized Revenue to calculate tenant concentration percentages. A tenant concentration percentage is computed by dividing the current period quarterly GAAP total revenues contributed by a respective tenant's owned properties at the end of the period by Normalized Revenue.

Normalized Rental Revenue represents monthly GAAP rentals and earned income from direct financing leases from our owned properties recognized during the final month of the reporting period, adjusted to exclude GAAP rentals and earned income from direct financing leases contributed from properties sold during that period. We use Normalized Rental Revenue when calculating certain metrics that are useful to evaluate portfolio credit, asset type, industry and geographic diversity and to manage risk.

Occupancy is calculated by dividing the number of occupied, owned properties in the portfolio as of the measurement date by the number of total owned properties on said date.

Owned Properties refers to properties owned in fee or ground leased by Company subsidiaries as lessee.

Real Estate Investment represents the Gross Investment plus improvements less impairment charges.

Revolving Credit Facilities includes the $800 million unsecured credit facility which matures on March 31, 2019 ("2015 Credit Facility"). The 2015 Credit Facility includes sublimits for swingline loans and letter of credit issuances. Swingline loans and letters of credit reduce availability under the 2015 Credit Facility. The ability to borrow under these Revolving Credit Facilities is subject to the ongoing compliance with customary financial covenants.

Term Loan is a $370.0 million unsecured term facility which includes an accordion feature which allows the facility to be increased to up to $600.0 million, subject to obtaining additional lender commitments. Borrowings may be repaid without premium or penalty, and may be reborrowed within 30 days up to the then available loan commitment.

Total Market Capitalization represents Equity Market Capitalization plus Total Debt as of the date indicated.

Total Debt represents the sum of the principal balances outstanding on interest-bearing debt on the Company's balance sheet as of the date indicated.

Unencumbered Assets represents the assets in our portfolio that are not subject to mortgage indebtedness, which we use to evaluate our potential access to capital and in our management of financial risk. The asset value attributed to these assets is the Real Estate Investment.

Unsecured Debt represents components of Total Debt that are not secured by liens, mortgages or deeds of trust on Company assets.

Unit Level Rent Coverage is used as an indicator of individual asset profitability, as well as signaling the property's importance to our tenants' financial viability. We calculate this ratio by dividing our reporting tenants' trailing 12-month EBITDAR (earnings before interest, tax, depreciation, amortization and rent) by annual contractual rent.

Weighted Average Remaining Lease Term is calculated by dividing the sum product of (a) a stated revenue or sales price component and (b) the lease term for each lease by (c) the sum of the total revenue or sale price components for all leases within the sample.

Weighted Average Stated Interest Rate is calculated by dividing the sum product of (a) coupon interest rate of each note and (b) the principal balance outstanding of each note by (c) the sum of the total principal balances outstanding for all notes in the sample.



NON-GAAP RECONCILIATIONS

$ in thousands

NYSE:SRC

Adjusted Debt, Adjusted EBITDA, Annualized Adjusted EBITDA	Q1 2016	Q2 2016
Revolving Credit Facilities	$24,000	$—
Term Loan, net	332,019	368,207
Mortgages and notes payable, net	2,969,893	2,571,844
Convertible Notes, net	693,173	696,290
Total Debt, net	**4,019,085**	**3,636,341**
Add / (less):		
Preferred stock	—	—
Unamortized debt discount (premium), net	51,707	51,783
Unamortized deferred financing costs	39,779	37,848
Cash and cash equivalents	(8,992)	(29,410)
Cash reserves on deposit with lenders as additional security classified as other assets	(23,789)	(21,704)
Total Adjustments	**58,705**	**38,517**
Adjusted Debt	**$4,077,790**	**$3,674,858**
Net income attributable to common stockholders	**$26,003**	**$49,510**
Add / (less):		
Interest	53,017	49,172
Depreciation and amortization	64,664	64,263
Income tax expense	81	839
Total Adjustments	117,762	114,274
EBITDA	**143,765**	**163,784**
Add / (less):		
Restructuring charges	649	1,813
Other costs in G&A associated with headquarters relocation	812	1,129
Real estate acquisition costs	57	979
Impairments on real estate assets	12,451	12,732
Swap termination costs (included in G&A)	—	1,724
Realized gain on sales of real estate assets	(12,562)	(14,027)
Loss on debt extinguishment	5,341	(14,016)
Total Adjustments	6,748	(9,666)
Adjusted EBITDA	**$150,513**	**$154,118**
Annualized Adjusted EBITDA	**$602,052**	**$616,472**
Adjusted Debt / Annualized Adjusted EBITDA	**6.8x**	**6.0x**
Enterprise Value	**$9,090,229**	**$9,822,051**
Adjusted Debt / Enterprise Value	**44.9%**	**37.4%**

Fixed Charge Coverage Ratio (FCCR)	Q1 2016	Q2 2016
Annualized Adjusted EBITDA	$602,052	$616,472
Interest Expense	53,017	49,172
Less: Non-cash interest	(2,956)	(3,010)
Fixed charges	$50,061	$46,162
Annualized Fixed Charges	$200,244	$184,648
Fixed Charge Coverage Ratio	**3.0x**	**3.3x**

Unencumbered Assets to Unsecured Debt	Q1 2016	Q2 2016
Unsecured Debt:		
Revolving Credit Facilities	$24,000	$—
Term Loan	334,000	370,000
Convertible Notes	747,500	747,500
Total Unsecured Debt	**$1,105,500**	**$1,117,500**
Unencumbered Assets	**$3,345,953**	**$4,151,995**
Unencumbered Assets / Unsecured Debt	**3.0x**	**3.7x**

Notice Regarding Non-GAAP Financial Measures

In addition to U.S. GAAP financial measures, this presentation contains and may refer to certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures. Reconciliations to the most directly comparable GAAP financial measures and statements of why management believes these measures are useful to investors are included in this Appendix if the reconciliation is not presented on the page in which the measure is published.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The information in this supplemental report should be read in conjunction with the accompanying earnings press release, as well as the Company's Quarterly Report on Form 10-Q, Annual Report on Form 10-K and other information filed with the Securities and Exchange Commission. This supplemental report is not incorporated into such filings.

This document is not an offer to sell or a solicitation to buy securities of Spirit Realty Capital, Inc. Any offer or solicitation shall be made only by means of a prospectus approved for that purpose.

Forward-Looking and Cautionary Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements can be identified by the use of words such as "expects," "plans," "estimates," "projects," "intends," "believes," "guidance," and other similar expressions that do not relate to historical matters. These forward-looking statements are subject to known and unknown risks and uncertainties that can cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, Spirit's continued ability to source new investments, risks associated with using debt and equity financing to fund Spirit's business activities (including refinancing and interest rate risks, changes in interest rates and/or credit spreads, changes in the price of our common stock, and conditions of the equity and debt capital markets, generally), unknown liabilities acquired in connection with acquired properties or interests in real-estate related entities, risks related to the relocation of our corporate headquarters to Dallas, Texas, general risks affecting the real estate industry

and local real estate markets (including, without limitation, the market value of our properties, the inability to enter into or renew leases at favorable rates, portfolio occupancy varying from our expectations, dependence on tenants' financial condition and operating performance, and competition from other developers, owners and operators of real estate), potential fluctuations in the consumer price index, risks associated with our failure to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended, and other additional risks discussed in Spirit's most recent filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K. Spirit expressly disclaims any responsibility to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.